Exhibit 99.1

For Immediate Release

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 23, 2008: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $3.3 million for the first quarter of 2008, an increase of $0.7 million over net income for the first quarter of 2007. Earnings per common share (EPS) were $0.57 for the three months ended March 31, 2008, an improvement of $0.11 per share, or 24%, over the first quarter of 2007.

Unitil’s improved first quarter earnings in 2008 over 2007 were driven by higher gas sales margin and lower operating expenses, including the benefit from the proceeds of an insurance settlement associated with environmental remediation costs. These favorable factors were partially offset by higher amortization expenses and higher interest expense in the current year.

“We achieved a number of significant milestones in the first quarter of 2008 including the announcement of a Definitive Agreement with NiSource Inc. for the purchase of Northern Utilities and Granite State Gas Transmission,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We also concluded an electric base rate case in Massachusetts providing an annualized revenue increase going forward of $2.1 million and achieved an important insurance settlement.”

Unitil has filed with the New Hampshire and Maine Public Utilities Commission for approval of its acquisition of Northern Utilities for a purchase price of $160 million plus working capital. The transaction is expected to close in the fourth quarter of 2008.

The following table presents the significant items contributing to the improvement in earnings per share in the first quarter of 2008:

Earnings Per Share
Three Months Ended March 31, 2007:	$0.46
Electric Sales Margin	(0.04)
Gas Sales Margin	0.10
Usource™ Sales Margin	0.01
Operation & Maintenance Expense	0.19
Depreciation, Amortization, Taxes & Other	(0.10)
Interest Expense, Net	(0.05)

Three Months Ended March 31, 2008:	$0.57

Total electric kilowatt (kWh) sales decreased 1.4% in the three month period ended March 31, 2008 compared to the same period in 2007. Gas sales in the three month period ended March 31, 2008 decreased

1.7% compared to the same period in 2007. The lower unit sales in 2008 compared to 2007 were driven by milder winter weather this year and lower average usage by our customers reflecting a slowing economy and energy conservation.

Electric sales margin was lower by $0.4 million in the three months ended March 31, 2008 compared to the same period in 2007 due to lower electric kWh sales volumes, partially offset by higher electric base rates.

Gas sales margin increased $0.9 million in the three months ended March 31, 2008 compared to the same period in 2007 reflecting higher gas base rates, implemented in 2007.

Usource™ revenues increased $0.1 million in the three month period ended March 31, 2008 over the comparable 2007 period.

Selected financial data for 2008 is presented in the following table:

Unitil Corporation - Condensed Financial Data

	(Millions, except Per Share Data) (Unaudited)
	Three Months Ended March 31,
	2008	2007	Change
Electric Kilowatt-Hours:
Residential	182.4	184.0	(0.9%)
Commercial/Industrial	261.1	265.6	(1.7%)

Total Electric kWh Sales	443.5	449.6	(1.4%)

Gas Therms:
Residential	4.8	4.9	(2.0%)
Commercial/Industrial	6.8	6.9	(1.4%)

Total Gas Therm Sales	11.6	11.8	(1.7%)

Electric Revenues	$56.6	$62.7	$(6.1)
Purchased Electricity	43.5	49.2	(5.7)

Electric Sales Margin	13.1	13.5	(0.4)

Gas Revenues	14.3	14.2	0.1
Purchased Gas	9.0	9.8	(0.8)

Gas Sales Margin	5.3	4.4	0.9

Usource™ Sales Margin	1.0	0.9	0.1

Operation & Maintenance	4.7	6.5	(1.8)
Depreciation, Amortization, Taxes & Other	8.8	7.6	1.2
Interest Expense, Net	2.6	2.1	0.5

Net Income	$3.3	$2.6	$0.7

Earnings Per Share	$0.57	$0.46

Total Operation & Maintenance (O&M) expenses decreased $1.8 million for the three month period ended March 31, 2008 compared to the same period in 2007. This decrease reflects a reduction to operating expenses of $2.8 million from the proceeds of an insurance settlement associated with environmental remediation costs. This reduction to operating expenses was partially offset by annual increases in salary, wage and benefit costs of $0.7 million, higher professional fees of $0.2 million and higher bad debt expenses of $0.1 million.

Depreciation, Amortization, Taxes & Other expenses increased $1.2 million in the three month period ended March 31, 2008 compared to the same period in 2007 primarily reflecting the amortization of $0.7 million of natural gas inventory carrying costs and higher income taxes on higher levels of pre-tax earnings in 2008 compared to 2007.

Interest Expense, Net increased $0.5 million in the three month period ended March 31, 2008 compared to the same period in 2007 primarily reflecting higher debt outstanding.

Also in the first quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its non-regulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc. Usource™ is a registered trademark of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.